For Immediate Release	Contacts: Dan Flaherty, +1 617.954.4256
James Aber, +1 617.954.6154

MFS INVESTMENT GRADE MUNICIPAL TRUST ANNOUNCES TENDER OFFERS

BOSTON (July 11, 2017) – MFS Investment Management® (MFS®) announced today that the Board of Trustees (the “Board”) of MFS Investment Grade Municipal Trust (the “Fund”) (NYSE: CXH), a closed-end management investment company, authorized the Fund to conduct a cash tender offer (the “Initial Tender Offer”) for up to 15 percent of the Fund’s outstanding common shares (the “Shares”) at a price per Share equal to 98 percent of the Fund’s net asset value (NAV) per Share as of the close of regular trading on the New York Stock Exchange on the date the Initial Tender Offer expires. The Fund expects to commence the Initial Tender Offer on or before August 8, 2017.

The Board also authorized the Fund to conduct an additional cash tender offer (the “Conditional Tender Offer”) approximately six months after the close of the Initial Tender Offer for up to 7.5 percent of the Fund’s then outstanding Shares at a price per share equal to 98 percent of the Fund’s NAV per Share as of the close of regular trading on the New York Stock Exchange on the date the Conditional Tender Offer expires, provided that the Conditional Tender Offer will take place only if the average trading discount of the Shares to NAV is greater than 6 percent during the period that begins 90 calendar days and ends 180 calendar days after the completion of the Initial Tender Offer.

As of June 30, 2017, the Fund had 11,586,957 shares of common stock outstanding, 1,950 shares of preferred stock outstanding, and total net assets of $122,735,361 (not including preferred shares).

The Board approved the recommendation of MFS, the Fund’s investment adviser, to authorize the Initial Tender Offer and the Conditional Tender Offer (together, the “Tender Offers”) as part of an agreement with a large shareholder of the Fund that agreed to withdraw a shareholder proposal for the Board to consider a tender offer for all of the Fund’s outstanding common shares at or close to NAV. In determining to authorize the Tender Offers as part of such agreement, the Board took into account a variety of factors. These included, among others, the fact that the Initial Tender Offer (and the Conditional Tender Offer, if conducted) may help to reduce the trading discount of the Shares and that, by conducting the Tender Offers at 98% of the NAV of the Shares, the purchase of Shares tendered would be somewhat accretive to the NAV of Shares that remain outstanding immediately following the Tender Offers. The Board also considered that the Fund’s total net assets will decrease as a result of the Initial Tender Offer (and the Conditional Tender Offer, if conducted), which may result in greater volatility, less investment flexibility and proportionately higher expenses for the Fund’s remaining shareholders following the Tender Offers.

Additional terms and conditions of the Tender Offers will be set forth in the Fund’s offering materials. If the number of shares tendered exceeds the maximum amount of either Tender Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis. Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s tendered common shares. The Fund may determine not to accept shares tendered in either Tender Offer under various circumstances, as will be set forth in the offering materials.

Further information about the Tender Offers will be announced by future press releases. This announcement is for informational purposes only and is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. The Fund has not yet commenced the Tender Offers described in this release. A Tender Offer will be made only by an offer to purchase, a related letter of transmittal, and other documents that will be filed with the Securities and Exchange Commission (“SEC”) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Shareholders should read the applicable offer to purchase and tender offer statement on Schedule TO and related exhibits if and when those documents are filed and become available, as they will contain important information about the particular Tender Offer. The Fund will also make available, without charge, the offer to purchase and the letter of transmittal for each Tender Offer that is conducted.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

About the Fund

The Fund is a closed-end investment company product. Except pursuant to a Tender Offer, common shares of the Fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder reports or contact your financial adviser.

About MFS Investment Management

Established in 1924, MFS is an active, global investment manager with investment offices in Boston, Hong Kong, London, Mexico City, São Paulo, Singapore, Sydney, Tokyo and Toronto. We employ a uniquely collaborative approach to build better insights for our clients. Our investment approach has three core elements: integrated research, global collaboration and active risk management. As of June 30, 2017, MFS manages US$462.1 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

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